Robert A. Schwartz
732.448.2548
rschwartz@windelsmarx.com	120 Albany Street Plaza | New Brunswick, NJ 08901
T. 732.846.7600 | F. 732.846.8877

April 5, 2016

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Asta Funding, Inc.

Schedule 14D-9 filed March 31, 2016

SEC File No. 5-44713

Dear Sir or Madam:

Transmitted along with this cover letter is Asta Funding, Inc.’s (the “Company”) Amendment No. 1 to the Schedule 14(d)-9 (Solicitation/Recommendation Statement under Section 14(D)(4) of the Securities Exchange Act of 1934).

We have filed Amendment No. 1 to, among other things, address the comments contained in the April 1, 2016 letter from Christina Chalk, Senior Special Counsel. Set forth below is our response to each of the comments contained in Ms. Chalk’s letter.

1.	You state that shareholders should reject the Mangrove Offer because you will conduct a (modified) Dutch Auction issuer tender offer at a higher price than the offer price in the Mangrove Offer. Since the Mangrove Offer is open for only a finite period of time and shareholders therefore must decide by April 18th whether to tender, revise to state when you intend to commence the issuer tender offer.

We have revised the Schedule 14(d)-9 to indicate that the Issuer Tender Offer will commence on or about April 11, 2016.

2.	Because shareholders are faced with the pending Mangrove Offer and must decide whether to tender into that offer before your offer is open, and because shareholders may not be familiar with the way a modified Dutch auction works, briefly describe the material features of this kind of offer. For example, revise to clarify that only shareholders who tender at or below the ultimate offer price with the range will have their shares purchased, and may be subject to pro ration. If you will include a “purchase my shares at the offer price” option, so state.

We have revised the Schedule 14(d)-9 to provide a brief summary of the material features of a Dutch Tender Offer under Item 4 of the Schedule on page 3.

In connection with responding to the Commission’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please feel free to contract me at (732) 448-2548.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:	Asta Funding, Inc.